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                     October 10, 2023

       Eun (Angela) Nam
       Chief Financial Officer and Chief Accounting Officer
       FTAI Aviation Ltd.
       1345 Avenue of the Americas, 45th Floor
       New York, NY 10105

                                                        Re: FTAI Aviation Ltd.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-37386

       Dear Eun (Angela) Nam:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services